UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                               Comdial Corporation
   --------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    200332302
   --------------------------------------------------------------------------
                                 (CUSIP Number)


                           Bank of America Corporation
                             100 North Tryon Street
                              Charlotte , NC 28255
                          Ellen Perrin: (704) 386-1624
   --------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 6, 2002
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------             -----------------------------
CUSIP No. 200332302                                 Page    1   of    8    Pages
--------------------------------------             -----------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Bank of America Corporation
        56-0906609
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [   ]

        (b) [ X ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)

        OO - Subject shares have been acquired in partial satisfaction of restructured loans.

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        |  7     SOLE VOTING POWER
      NUMBER OF         |
                        |        0
        SHARES          |
                        --------------------------------------------------------
     BENEFICIALLY       |  8     SHARED VOTING POWER
                        |
       OWNED BY         |        1,500,000 (1)
                        |
                        --------------------------------------------------------
         EACH           |  9     SOLE DISPOSITIVE POWER
                        |
      REPORTING         |        0
                        |
                        --------------------------------------------------------
        PERSON          | 10     SHARED DISPOSITIVE POWER
                        |
         WITH           |        1,500,000 (1)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,500,000 (1)

--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

             [  ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.0% (1)

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          HC

--------------------------------------------------------------------------------

(1) Based on shares of Issuer's Common Stock issuable as of March 6, 2002, upon conversion of 1,000,000 shares of the Issuer's Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock.

--------------------------------------             -----------------------------
CUSIP No. 200332302                                   Page    2   of   8   Pages
--------------------------------------             -----------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        NB Holdings Corporation
        56-1857749
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [   ]

        (b) [ X ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)

        OO - Subject shares have been acquired in partial satisfaction of restructured loans.

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                        |  7     SOLE VOTING POWER
      NUMBER OF         |
                        |        0
        SHARES          |
                        --------------------------------------------------------
     BENEFICIALLY       |  8     SHARED VOTING POWER
                        |
       OWNED BY         |        1,500,000 (2)
                        |
                        --------------------------------------------------------
         EACH           |  9     SOLE DISPOSITIVE POWER
                        |
      REPORTING         |        0
                        |
                        --------------------------------------------------------
        PERSON          | 10     SHARED DISPOSITIVE POWER
                        |
         WITH           |        1,500,000 (2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,500,000 (2)

--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

             [  ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.0% (2)

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          HC

--------------------------------------------------------------------------------

(2) Based on shares of Issuer's Common Stock issuable as of March 6, 2002, upon conversion of 1,000,000 shares of the Issuer's Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock.

--------------------------------------             -----------------------------
CUSIP No. 200332302                                 Page    3   of    8    Pages
--------------------------------------             -----------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Bank of America, N.A.
        94-1687665
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [   ]

        (b) [ X ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)

        OO - Subject shares have been acquired in partial satisfaction of restructured loans.

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Federally chartered national banking association

--------------------------------------------------------------------------------
                        |  7     SOLE VOTING POWER
      NUMBER OF         |
                        |        0
        SHARES          |
                        --------------------------------------------------------
     BENEFICIALLY       |  8     SHARED VOTING POWER
                        |
       OWNED BY         |        1,500,000 (3)
                        |
                        --------------------------------------------------------
         EACH           |  9     SOLE DISPOSITIVE POWER
                        |
      REPORTING         |        0
                        |
                        --------------------------------------------------------
        PERSON          | 10     SHARED DISPOSITIVE POWER
                        |
         WITH           |        1,500,000 (3)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,500,000 (3)

--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

             [  ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.0% (3)

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          BK

--------------------------------------------------------------------------------

(3) Based on shares of Issuer's Common Stock issuable as of March 6, 2002, upon conversion of 1,000,000 shares of the Issuer's Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock.

       Item 1. Security and Issuer.

               Common Stock, par value $0.01 per share. Comdial Corporation, 106 Cattlemen Road, Sarasota, Florida 34232-6307.


       Item 2. Identity and Background.

               Bank  of  America   Corporation   is  a   Delaware   corporation,
(a)-(c), (f)   headquartered  in Charlotte,  North  Carolina.  It is the holding company for NB Holdings Corporation. Its principal business address is 100 North Tryon Street, Charlotte, North Carolina
               28255.

               NB Holdings Corporation is a Delaware corporation, headquartered in Charlotte, North Carolina. It is the holding company for Bank of America, N.A. Its principal business address is 100 North Tryon Street, Charlotte, North Carolina 28255.

               Bank of America, N.A., is a federally chartered national banking association, headquartered in Charlotte, North Carolina. Its principal business address is 101 South Tryon Street, Charlotte, North Carolina 28255.

               Each of Bank of America Corporation, NB Holdings Corporation and Bank of America, N.A. are herein referred to individually as a Reporting Person and collectively as the Reporting Persons.

               The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth in Annex A hereto and are hereby incorporated by reference.

          (d) During the last five years, none of the Reporting Persons nor any director or executive officer of any Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons nor any director or executive officer of any Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Item 3. Source and Amount of Funds or Other Consideration.

               The subject shares have been acquired in partial satisfaction of restructured loans made by Bank of America, N.A. to the Issuer, as more fully described in Item 4 below.


       Item 4. Purpose of Transaction.

               On March 6, 2002, Bank of America, N.A., (the Bank) and Comdial Corporation (the Issuer) completed a restructuring of loans previously made by the Bank to the Issuer. In connection with the loan restructuring, the Bank received 1,000,000 shares of the Issuer's Series B Alternate Rate Cumulative

Convertible Redeemable Preferred Stock (the Series B Shares) in partial satisfaction of an existing revolving loan and term loan, including accrued and unpaid interest, as of March 6, 2002, made to the Issuer.

               In connection with the restructuring, the Issuer exchanged all such debt, aggregating approximately $22,900,000, for the following:

          (1) a new $8,000,000 revolving loan with a maturity date of March 31, 2003 and bearing interest at prime plus 4.0%, variable daily;

          (2) a new $4,903,874.69 term loan with a maturity date of March 31, 2003 and bearing interest at prime plus 4.0%, variable daily (the Term Loan); and

          (3) 1,000,000 shares of the Issuer's new Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock, par value $10.00 per share.

               The Series B Shares carry a cumulative quarterly dividend payable in cash at the rate of 5% per annum, or in shares of the Issuer's Common Stock, payable at the rate of 10% per annum. Whenever quarterly dividends payable on Series B Shares are in arrears, then thereafter the Issuer may not declare or pay dividends on, or make any distributions on any shares of any other series or class or purchase, redeem or otherwise acquire any shares of any other series or class until all accrued and unpaid dividends on the Series B Shares have been paid in full or declared and set apart for payment.

               The Series B Shares are convertible at any time into the Issuer's Common Stock. Initially, each Series B Share will be convertible into 1.5 shares of the Issuer's Common Stock. In the event that while any Series B shares are held by the Reporting Person (or a nominee thereof), the Issuer issues new shares of Common Stock to investors for new funding and uses a portion of the proceeds to reduce the outstanding principal amount of the Issuer's Term Loan, the conversion ratio shall be adjusted as follows:


  Term Loan Paydown              Conversion Ratio               Shares of Common
  -----------------              ----------------               ----------------
  $0                                   1.5:1                         1,500,000
  $1.0 million                         1.4:1                         1,400,000
  $1.5 million                         1.3:1                         1,300,000
  $2.0 million                         1.2:1                         1,200,000
  $2.5 million                         1.0:1                         1,000,000
  $3.0 million                         0.5:1                           500,000

               The Series B Shares do not have any voting powers, either general or special, except as required by applicable law and shall have approval rights as follows:

               (a) Without the approval of the holders of 67% of the shares of Series B Shares at the time outstanding, the Issuer may not amend its Certificate of Incorporation to, adopt a certificate of designation to, or otherwise (i) create any class of stock, issue any series of Preferred Stock or any other equity security ranking prior to or in parity with the Series B Shares as to dividends or upon liquidation; provided, however, that such approval shall not be required if the creation or issuance of the class or series of equity securities ranking prior to or in parity with the Series B Shares is created or issued in an Approved Transaction (as defined in the Certificate of Designation for the Series B Shares); or (ii) alter or change any of the preferences, privileges, rights or powers of the holders of the Series B Shares so as to affect adversely such preferences, privileges, rights or powers.

               (b) In the event that any four consecutive quarterly dividends upon the Series B Shares shall be in arrears and unpaid, the holders of the Series B Shares will have the exclusive and special right, voting separately as a class, to elect two (2) members of the Issuer's Board of Directors or such greater number of members as is necessary to equal at least 20% of the total number of members of the Board of Directors at all times thereafter.

               Reference is made to the Certificate of Designation for the Series B Shares filed as Exhibit 1 to this Schedule 13D, which is incorporated herein by reference, for a full statement of the rights, powers and privileges of the holders of the Series B Shares.

     Item 5.  Interest in Securities of the Issuer.


               (a) Reference is made to the information disclosed in Items 11 and 13 of the cover page, which information is incorporated herein by reference in response to this Item.
               (b) Reference is made to the information disclosed in Items 7 through 10 of the cover page, which information is incorporated herein by reference in response to this Item.
               (c) Reference is made to the information disclosed under Item 4 above, which information is incorporated herein by reference in response to this Item. Except for the transactions to which this Schedule 13D relates, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Reporting Persons' executive officers or directors has effected any transaction in the shares of the Issuer's Common Stock or Series B Shares during the past 60 days.
               (d)  N/A
               (e)  N/A

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Reference is made to the information disclosed under Item 4 above, which information is incorporated herein by reference in response to this Item.


     Item 7.  Material to be Filed as Exhibits.

Exhibit 1:  Certificate of Designation of Series B Alternate Rate  Cumulative
                 Convertible Redeemable Preferred Stock

Exhibit 2:  Preferred Stock Investment  Agreement between Comdial Corporation and Bank of America, N.A., dated March 6, 2002

Exhibit 3:  Registration  Rights  Agreement  between Comdial  Corporation and
                 Bank of America, N.A., dated March 6, 2002

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             BANK OF AMERICA CORPORATION

         Date: March 18, 2002          By:          /s/  Amy S. Anderson
                                             ----------------------------------
                                             Name:  Amy S. Anderson
                                             Title: Assistant Vice President




                                             NB HOLDINGS CORPORATION

         Date: March 18, 2002          By:          /s/ Neil Cotty
                                             ----------------------------------
                                             Name: Neil Cotty
                                             Title: Senior Vice President



                                             BANK OF AMERICA, N.A.

         Date: March 18, 2002          By:          /s/  Amy S. Anderson
                                             ----------------------------------
                                             Name:  Amy S. Anderson
                                             Title: Assistant Vice President

                                     ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              THE REPORTING PERSONS


                           BANK OF AMERICA CORPORATION

         The names, business addresses and present principal occupations of the directors and executive officers of Bank of America Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name                                  Present Principal Occupation or Employment and
----                                  ----------------------------------------------
                                      Business Address
                                      ----------------
Directors:
John R. Belk                          President-Finance, Systems and Operations
                                      Belk, Inc.
                                      2801 West Tyvola Road
                                      Charlotte, NC  28217-4500

Charles W. Coker                      Chairman
                                      Sonoco Products Company
                                      P.O. Box 160
                                      Hartsville, SC  29551-0160
                                      Street Address:
                                      North Second Street
                                      Hartsville, SC  29550

Frank Dowd, IV                        Chairman and CEO
                                      Charlotte Pipe and Foundry Company
                                      P. O. Box 35430
                                      Charlotte, NC  28235
                                      Street Address:
                                      2109 Randolph Road
                                      Charlotte, NC  28207

Dr. Kathleen F. Feldstein             President
                                      Economics Studies, Inc.
                                      147 Clifton Street
                                      Belmont, MA  02478

Paul Fulton                           Chairman
                                      Bassett Furniture Industries, Inc.
                                      380 Knollwood Street, Suite 610
                                      Winston-Salem, NC  27103


                                      A-1

Donald E. Guinn                       Chairman Emeritus
                                      Pacific Telesis Group
                                      130 Kearny St., Suite 3200
                                      San Francisco, CA  94108-4887

James H. Hance, Jr.                   Vice Chairman and CFO
                                      Bank of America Corporation
                                      100 North Tryon Street
                                      NC1-007-58-03
                                      Charlotte, NC  28255

C. Ray Holman                         Chairman
                                      Mallinckrodt Inc.
                                      7733 Forsyth Blvd., Suite 1080
                                      St. Louis, MO  63105

Kenneth D. Lewis                      Chairman, President and CEO
                                      Bank of America Corporation
                                      100 North Tryon Street
                                      NC1-007-58-01
                                      Charlotte, NC  28255

Dr. Walter E. Massey                  President
                                      Morehouse College
                                      Office of the President
                                      830 Westview Drive, SW
                                      Atlanta, GA  30314

C. Steven McMillan                    President and CEO
                                      Sara Lee Corporation
                                      Three First National Plaza
                                      70 West Madison Street
                                      Chicago, IL  60802-4280

Patricia E. Mitchell                  President and CEO
                                      Public Broadcasting Service
                                      1320 Braddock Place
                                      Alexandria, VA  22314

O. Temple Sloan, Jr.                  Chairman and CEO
                                      General Parts, Inc.
                                      P.O. Box 26006
                                      Raleigh, NC  27611
                                      Street Address:
                                      2635 Millbrook Road
                                      Raleigh, NC  27604

Meredith R. Spangler                  Trustee and Board Member
                                      668 Hempstead Place
                                      Charlotte, NC  28207-2320

                                      A-2

Ronald Townsend                       Communications Consultant
                                      Gannett Television
                                      c/o WTLV-TV12
                                      1070 East Adams Street
                                      Jacksonville, FL  32202

Peter V. Ueberroth                    Managing Director
                                      The Contrarian Group, Inc.
                                      1071 Camelback Street, Suite 111
                                      Newport Beach, CA  92660

Jackie M. Ward                        Outside Managing Director
                                      Intec Telecom Systems PLC
                                      Building G, Fourth Floor
                                      5775 Peachtree-Dunwoody Road
                                      Atlanta, GA  30342

Virgil R. Williams                    Chairman and CEO
                                      Williams Group International, Inc.
                                      2075 West Park Place
                                      Stone Mountain, GA  30087

Executive Officers:

Kenneth D. Lewis                      Chairman, President and CEO

James H. Hance, Jr.                   Vice Chairman and CFO

F. William Vandiver, Jr.              Corporate Risk Management Executive

Amy Woods Brinkley                    Deputy Corporate Risk Management Executive;
                                        Chairman, Credit Policy

Edward J. Brown III                   President, Global Corporate & Investment Banking

Richard M. DeMartini                  President, Asset Management

Barbara J. Desoer                     President, Consumer Products

R. Eugene Taylor                      President, Consumer & Commercial Banking

                             NB HOLDINGS CORPORATION

         The names, business addresses and present principal occupations of the directors and executive officers of NB Holdings Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name                                  Present Principal Occupation or Employment and
----                                  ----------------------------------------------
                                      Business Address
                                      ----------------
Directors:
James H. Hance, Jr.                   Vice Chairman and CFO
                                      Bank of America Corporation

Kenneth D. Lewis                      Chairman, President and CEO
                                      Bank of America Corporation

F. William Vandiver, Jr.              Corporate Risk Management Executive
                                      Bank of America Corporation

Executive Officers:

Kenneth D. Lewis                      Chairman, President and CEO

James H. Hance, Jr.                   Vice Chairman and CFO

Mark D. Oken                          Executive Vice President and Chief Accounting
                                        Officer

Neil A. Cotty                         Senior Vice President

Charles D. Loring                     Senior Vice President

Ann P. West                           Senior Vice President

Josette Castagne-Kwok                 Senior Vice President - Tax

Gregory S. Mroz                       Senior Vice President - Tax

David R. Smith                        Senior Vice President - Tax

Gary S. Williams                      Senior Vice President - Tax

Susan M. Lum                          Vice President - Tax

Terry E. Perucca                      Managing Director

Alvaro G. deMolina                    Treasurer

                              BANK OF AMERICA, N.A.

         The names, business addresses and present principal occupations of the directors and executive officers of Bank of America, N.A. are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name                                  Present Principal Occupation or Employment and
----                                  ----------------------------------------------
                                      Business Address
                                      ----------------
Directors:
Amy Woods Brinkley                    Deputy Corporate Risk Management Executive;
                                        Chairman, Credit Policy
                                      Bank of America Corporation

Edward J. Brown III                   President, Global Corporate & Investment Banking
                                      Bank of America Corporation

Barbara J. Desoer                     President, Consumer Products
                                      Bank of America Corporation

James H. Hance, Jr.                   Vice Chairman and CFO
                                      Bank of America Corporation

Kenneth D. Lewis                      Chairman, President and CEO
                                      Bank of America Corporation

R. Eugene Taylor                      President, Consumer & Commercial Banking
                                      Bank of America Corporation

F. William Vandiver, Jr.              Corporate Risk Management Executive
                                      Bank of America Corporation

Executive Officers:

Kenneth D. Lewis                      Chairman, President and CEO

James H. Hance, Jr.                   Vice Chairman

F. William Vandiver, Jr.              Vice Chairman

Amy Woods Brinkley                    Chairman, Credit Policy; Deputy Corporate Risk
                                         Management Executive

Edward J. Brown III                   President, Global Corporate & Investment Banking

Richard M. DeMartini                  President, Asset Management

Barbara J. Desoer                     President, Consumer Products

R. Eugene Taylor                      President, Consumer & Commercial Banking

                                                                       EXHIBIT 1

                               COMDIAL CORPORATION

                           CERTIFICATE OF DESIGNATION

                                       OF

            SERIES B ALTERNATE RATE CUMULATIVE CONVERTIBLE REDEEMABLE

                                 PREFERRED STOCK

         Comdial Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), certifies that pursuant to the authority contained in Article THIRD of its Certificate of Incorporation, as amended, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors, at a meeting duly convened and held on March 6, 2002, adopted the following resolution creating a series of its Preferred Stock, par value $10.00, designated as Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock:

         RESOLVED, that a series of the class of authorized Preferred Stock, par value $10.00, of the Company be hereby created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

         Section 1. Designation and Amount. The shares of such series shall be designated as the "Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock" (hereinafter "Series B Preferred Stock") and the number of shares constituting such series shall be 1,000,000 and no more.

         Section 2.  Dividends and Distributions.

                  (a) Subject to paragraph (b) of this Section 2, the holders of shares of Series B Preferred Stock, in preference to the holders of shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds of the Company legally available for the payment of dividends, quarterly dividends per share payable in cash in the following amounts: $0.125 on the last day of March, $0.125 on the last day of June, $0.125 on the last day of September, and $0.125 on the last day of December in each year (each such date being referred to as a "Quarterly Dividend Payment Date") commencing on the first Quarterly Dividend Payment Date which is after the date of issue of such shares of Series B Preferred Stock; provided, however, that with respect to such first Quarterly Dividend Payment Date, the holders of shares of Series B Preferred Stock shall be entitled pursuant to this paragraph (a) to receive the pro rata portion of such quarterly dividend on the basis of the number of days elapsed between the date of issue and the first Quarterly Dividend Payment Date. Such dividends shall be cumulative and shall accrue from the date of issue until paid in cash.

                  (b) Alternatively, in lieu of paying a dividend on the Series B Preferred Stock in cash, the Company shall have the option of paying any such dividend, when paid, in shares of the Company's Common Stock at a rate equal to two times the cash dividend rate provided in Section 2(a) above, and in any such case the value of shares of Common Stock paid as a dividend on the Series B Preferred Stock shall be determined as provided for in the following paragraphs:

         If the Company elects to issue the dividend in shares of Common Stock rather than cash, the Company shall issue the holder the number of shares of Common Stock having an aggregate Current Market Value equal to two times the amount of the dividend payable to the holder had the Company elected that the dividend be paid in cash, provided, however, the Company may not elect to issue dividends in shares of Common Stock if such issuance would result in the holders of Series B Preferred Stock owning an amount of the outstanding common stock of the Company on an as-converted basis that would require the Company to obtain stockholder approval under NASDAQ Rule 4350(i). The "Current Market Value" for a share of the Common Stock shall be determined as follows:

                         (i) if the Common Stock shall be listed (or admitted to
unlisted trading privileges) on any single national securities exchange, then the Current Market Value shall be computed on the basis of the last reported sale price of the Common Stock on such exchange on the third Business Day prior to the Quarterly Dividend Payment Date, or if no such sale shall have occurred on such day, then on the next Business Day prior thereto on which day a sale occurred; or

                         (ii) if the  Common  Stock  shall not be so listed  (or
admitted to unlisted trading privileges) and bid and asked prices therefor in the over-the-counter market shall be reported by NASDAQ, including the Nasdaq National Market and the Nasdaq SmallCap Market, then the Current Market Value shall be the average of the closing bid and asked prices for the five trading days ending on the third Business Day prior to the Quarterly Dividend Payment Date; or

                         (iii) if the Common  Stock shall be listed (or admitted
to unlisted trading privileges) on more than one national securities exchange or one or more national securities exchanges and in the over-the-counter market, then the Current Market Value shall, if different as a result of calculation under the applicable method(s) described above in (i) and (ii) above, be deemed to be the higher number calculated in connection therewith; or

                         (iv) if the shares of Common  Stock are traded over the
counter, but not on any national securities exchange and not in the NASDAQ National Market System or the Nasdaq SmallCap Market System, then the Current Market Value shall be the average of the mean bid and asked prices per share for the five trading days ending on the third Business Day prior to the Quarterly Dividend Payment Date, as reported by Pink Sheets LLC, or an equivalent generally accepted reporting service; or

                         (v)  if  the  Common  Stock  shall  not  be so  listed,
admitted to unlisted trading privileges, or traded over the counter, and such bid and asked prices shall not be so reported, then the Current Market Value shall be the average of the mean bid and asked prices per share for the last ten trading days on which bid and asked prices were reported prior to the third Business Day prior to the Quarterly Dividend Payment Date.

         The Company shall not be required to issue fractional shares of Common Stock in connection with its election to pay the dividend in shares of Common Stock. If any fraction of a share of Common Stock would be issuable upon the payment of the dividend (or any specified portion thereof), the Company shall pay an amount in cash equal to the product of (a) such fraction and (b) the Current Market Value of a share of the Common Stock, determined as set forth above.

                  (c) Dividends paid on shares of Series B Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis to all such shares of Series B Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series B Preferred Stock entitled to receive payments of a dividend declared thereon, which record date shall be no more than 60 days nor less than ten days prior to the date fixed for the payment thereof.

                  (d) The holders of shares of Series B Preferred Stock shall not be entitled to receive any dividends or other distributions except as provided in this Certificate of Designation of Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock.

         Section 3. Required Approval. The shares of Series B Preferred Stock shall not have any voting powers, either general or special, except as required by applicable law and shall have approval rights as follows:

                  (a) Without the approval of the holders of at least 67% of the shares of Series B Preferred Stock at the time outstanding, the Company shall not amend its Certificate of Incorporation to, adopt a certificate of designation to, or otherwise (i) create any class of stock or issue any series of Preferred Stock or any other equity security ranking prior to or in parity with the Series B Preferred Stock as to dividends or upon liquidation; provided, however, that such approval shall not be required if the creation or issuance of the class or series of equity securities ranking prior to or in parity with the Series B Preferred Stock as to dividends or upon liquidation is created or issued in an Approved Transaction, as defined in Section 8 herein; or (ii) alter or change any of the preferences, privileges, rights or powers of the holders of the Series B Preferred Stock so as to affect adversely such preferences, privileges, rights or powers.

                  (b) In the event that any four consecutive quarterly dividends upon the Series B Preferred Stock which the holders of the Series B Preferred Stock are entitled to receive hereunder shall be in arrears and unpaid either in cash or in-kind, the holders of Series B Preferred Stock shall have the exclusive and special right, voting separately as a class, to elect two (2) members of the Board of Directors or such greater number of members as is necessary to equal at least 20% of the total number of members of the Board of Directors at all times thereafter.

         Section 4. Certain Restrictions. Whenever quarterly dividends payable on shares of Series B Preferred Stock pursuant to the terms of Section 2 are in arrears, then thereafter and until all accrued and unpaid dividends on shares of Series B Preferred Stock outstanding shall have been paid in full or declared and set apart for payment, the Company shall not declare or pay dividends on, or make any other distributions on any shares of any series or class other than Series B Preferred Stock or purchase, redeem or otherwise acquire any shares of any series or class other than Series B Preferred Stock; provided, however, that such restrictions shall be deemed to be waived by the holders of the outstanding shares of the Series B Preferred Stock if the declaration or payment of dividends or distributions, or the repurchase, redemption or other acquisition, is with regard to a series or class of capital stock issued in an Approved Transaction.

         Section 5.  Redemption.

                  (a) The outstanding shares of Series B Preferred Stock may be redeemed at the option of the Company, in whole or in part, at any time upon not less than 30 days nor more than 90 days prior written notice to all holders of record of shares of Series B Preferred Stock to be so redeemed, at a redemption price equal to all accumulated but unpaid dividends to and including the date fixed for redemption of such shares (the "Redemption Date") plus an amount (the "Applicable Amount") equal to (i) during the four calendar years after the year of issuance of the Series B Preferred Stock, $10.00 per share or (ii) during each calendar year after the fourth year, an amount equal to the Applicable Amount in the preceding year plus $0.50 per share; provided that the redemption price per share for any transaction which results in the total number of shares of Series B Preferred Stock that have been redeemed (including the shares redeemed in such transaction) equaling at least ten percent (10%) of the total number of shares of Series B Preferred Stock which were originally issued, and for all subsequent transactions, shall be the same price as was in effect during the year preceding the transaction which results in the redemption of at least ten percent (10%) of the originally issued Series B Preferred Stock. Subject to delivery of certificates for the shares to be redeemed, the Company shall pay the Applicable Amount plus all accumulated but unpaid dividends on the Redemption Date.

                  (b) Unless default shall be made in the payment in full of the redemption price and any accumulated and unpaid dividends, dividends on the shares of Series B Preferred Stock called for redemption shall cease to accumulate on the Redemption Date, and al1 rights of the holders of such shares as stockholders of the Company by reason of the ownership of such shares shall cease on the Redemption Date, except the right to receive the amount payable upon redemption of such shares on presentation and surrender of the respective certificates representing such shares. After the Redemption Date, such shares shall not be deemed to be outstanding and shall not be transferable on the books of the Company except to the Company.

                  (c) At any time on or after the Redemption Date, the respective holders of record of shares of Series B Preferred Stock to be redeemed shall be entitled to receive the redemption price upon actual delivery to the Company of certificates for the shares to be redeemed, such certificates, if required by the Company, to be properly stamped for transfer and duly endorsed in blank or accompanied by proper instruments of transfer thereof duly executed in blank.

         Section 6. Liquidation, Dissolution or Winding-Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of the Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of any other class or series of capital stock of the Company, an amount equal to $10.00 per share plus an amount equal to all dividends accrued thereon to and including the date of payment; provided, however, the holders of the Series B Preferred Stock shall be deemed to have waived such priority of payment with regard to another class or series of capital stock issued in an Approved Transaction.

         Section 7.  Conversion.

                   (a) Conversion Ratio. Each share of Series B Preferred Stock shall be convertible at any time at the option of the holder thereof, into shares of Common Stock. Subject to the other terms of this Section 7, the number of shares of Common Stock deliverable upon conversion of one share of Series B Preferred Stock shall be one and one-half (1.5) shares of Common Stock, provided, however, in the event that while shares of Series B Preferred Stock are held by Bank of America, N.A. or a nominee thereof the Company issues new shares of equity securities to investors for new funding and a portion of the proceeds is used to make a reduction in the outstanding principal amount of the Company's Term Loan, the conversion ratio shall be adjusted as follows:

          Term Loan           Conversion        Pre Conversion        No. Shares
           Paydown               Ratio              Equity             Of Common
           -------               -----              ------             ---------
              $0                 1.5:1              16.30%             1,500,000
         $1.0 million            1.4:1              15.22%             1,400,000
         $1.5 million            1.3:1              14.13%             1,300,000
         $2.0 million            1.2:1              13.04%             1,200,000
         $2.5 million            1.0:1              10.87%             1,000,000
         $3.0 million            0.5:1               5.43%               500,000

For the purposes of this Section 7(a), the "Term Loan" shall mean the term loan payable to Bank of America, N.A. in the original principal amount of $4,903,874.69, due March 31, 2003, evidenced by a Term Loan Note dated March 6, 2002, as such term loan note may be amended, modified, renewed or replaced.

                  (b) Exercise of Conversion Privilege. Each holder of outstanding shares of Series B Preferred Stock may exercise the conversion right provided in paragraph (a) above as to all or any portion of the shares he holds by delivering to the Company during regular business hours, at the principal office of the Company or at such other place as may be designated in writing by the Company, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank or endorsed or assigned to the Company (if required by it), accompanied by written notice stating that the holder elects to convert such shares and stating the name or names (with address and applicable social security or other tax identification number) in which the certificate or certificates for shares of Common Stock are to be issued. Conversion shall be deemed to have been effected on the date (the "Conversion Date") when such delivery is made. As promptly as practicable thereafter the Company shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Company, a certificate or certificates for the number of shares of Common Stock to which he is entitled and a check or other order for the payment of cash due with respect to any fraction of a share, as provided in paragraph (c) below. The person in whose name the certificate or certificates for shares of Common Stock are to be issued shall be deemed to have become a shareholder of record on the Conversion Date, unless the transfer books of the Company are closed on that date, in which event he shall be deemed to have become a shareholder of record on the next succeeding date on which the transfer books are open; but the Conversion Price shall be that in effect on the Conversion Date.

                  (c) No Fractional Shares. The Company shall not be required to issue fractional shares of Common Stock upon conversion of shares of Series B Preferred Stock. If more than one share of Series B Preferred Stock shall be surrendered for conversion at any time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the total number of shares of Series B Preferred Stock so surrendered. If any fractional interest in a share of Common Stock would be deliverable upon conversion, the Company shall make an adjustment therefor in cash based on the Current Market Value of one share of Common Stock on the Conversion Date. The "Current Market Value" for purposes of this paragraph shall be determined as set forth in Section 2(b), except that each reference to "Quarterly Dividend Payment Date" in Section 2(b) shall mean "Conversion Date" for purposes of this paragraph.

                  (d) Taxes Payable on Conversion. The issuance of shares of Common Stock on conversion of outstanding shares of Series B Preferred Stock shall be made by the Company without charge for expenses or for any tax in respect of the issuance of such shares of Common Stock, but the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in any name other than that of the holder of record on the books of the Company of the outstanding shares of Series B Preferred Stock converted, and the Company shall not be required to issue or deliver any certificate for shares of Common Stock unless and until the person requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

                  (e) Conversion Price Adjustments. The Conversion Price of the Series B Preferred Stock shall be subject to adjustment from time to time as follows:

                         (i) (A) If the Company shall issue any Additional Stock
(as defined below) without consideration or for a consideration per share that is less than the Market Price in effect immediately prior to the issuance of such Additional Stock, the Conversion Price shall forthwith (except as otherwise provided in this clause (i)) be adjusted as to equal the price determined by the following formula:

         NP =              OP       x       (P x N) + C
                                            -----------
                                            (P x (N + n))
where

         NP =     new Conversion Price,

         OP =     old Conversion Price,

         P = Market Price in effect immediately prior to the issuance of Additional Stock,

         N = the number of shares of Common Stock outstanding immediately prior to the issuance of Additional Stock (including for this purpose the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the Conversion Price in effect immediately prior to such issuance),

         C = the aggregate consideration to be received by the Company for the Additional Stock, and

         n =      the number of shares of Additional Stock to be issued.

         The "Market  Price"  shall mean the Current  Market Value as defined in
Section 2(b) hereof, with the date of measurement under sub-clauses (i) to and including (v) of Section 2(b) being, for the purposes of this Section 7(e), the third Business Day prior to the Issuance Date of such Additional Stock rather than the third Business Day prior to the Quarterly Dividend Payment Date.

                         (B) No  adjustment  of the  Conversion  Price  for  the
Series B Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments that are thereby not required to be made shall be carried forward and shall be taken into account in any subsequent adjustment. Except to the limited extent provided for in Subsection 7(e)(i)(E)(3), no adjustment of the Conversion Price pursuant to this Subsection 7(e)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

                         (C) In the case of the  issuance  of  Common  Stock for
cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts , commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

                         (D) In the case of the issuance of the Common Stock for
a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

                  (E) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities (which are not excluded from the definition of Additional Stock), the following provisions shall apply:

                              (1)  subject  to  subparagraph   (4)  below,   the
aggregate maximum number of shares of Common Stock deliverable upon exercise of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Subsections 7(e)(i)(C) and 7(e)(i)(D)), if any, received by the Company upon the issuance of such options or rights plus the additional consideration, if any, to be received by the Company upon the exercise of such options or rights for the Common Stock covered thereby;

                              (2)  subject  to  subparagraph   (4)  below,   the
aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and the subsequent conversion or exchange thereof shall be deemed to have been issued at the time such convertible or exchangeable securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such convertible or exchangeable securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Company upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Subsections 7(e)(i)(C) and 7(e)(i)(D));

                              (3) in the  event of any  increase  in the  number
shares of Common Stock deliverable upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment that was made upon the issuance of such options, rights or securities not converted prior to such change or the options or rights related to such securities not converted prior to such change been made upon the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise of any such options or rights or the conversion or exchange of such securities; and

                              (4) upon the  expiration  of any such  options  or
rights, the termination of any such right s to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment that was made upon the issuance of such options, rights or securities or options or rights related to such securities been made upon the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

                         (ii) "Additional Stock" shall mean any shares of Common
Stock issued (or deemed to have been issued pursuant to Subsection 7(e)(i)(E)) on any date ("Issuance Date"), other than: (A) Common Stock issued pursuant to a transaction described in Subsection 7(e)(iii) hereof,

                              (B) Common Stock  issuable or issued to directors,
employees or consultants of the Company directly or pursuant to a stock option or other plan,

                              (C)  Common   Stock   issued  or   issuable   upon
conversion of any outstanding Series B Preferred Stock, and

                              (D)   Common   Stock   issued   in   an   Approved
Transaction.

                         (iii) If the Company should at any time or from time to
time after the Issuance Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), the applicable Conversion Price of the Series B Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series B Preferred Stock shall be increased in proportion to such increase of outstanding shares.

                         (iv)  If  the   number  of   shares  of  Common   Stock
outstanding at any time after the Issuance Date is decreased by a combination or reverse stock split of the outstanding shares of Common Stock, then, following the record date of such combination or reverse stock split, the applicable Conversion Price of the Series B Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Series B Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

                         (v) In  case  of any  consolidation  or  merger  of the
Company with or into another corporation or the conveyance of all or substantially all of the assets of the Company to another corporation, adequate provision shall be made by the Company or by the successor or purchasing business entity so that each share of Series B Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion of such Series B Preferred Stock immediately before the effectiveness of such consolidation, merger or conveyance, would have been entitled upon such consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the Board of Directors of the Company) shall be made in the application of the provisions herein set forth with respect to changes in and other adjustment of the Conversion Price of the Series B Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series B Preferred Stock.

                  (f) Other Distributions. If the Company shall declare a distribution payable to holders of Common Stock in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not referred to in Subsection 7(e) (iii), then, in each such case for the purpose of this Subsection 7(f), the holders of the Series B Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Company into which their shares of Series B
Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

                  (g) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination, merger, sale of assets or other transaction provided for elsewhere in this Section 7), provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Common Stock deliverable upon conversion immediately before the effectiveness of such recapitalization would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the holders of the Series B Preferred Stock after the recapitalization to the end that the provisions of this Section 7 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series B Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

                  (h) No Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 7 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Stock against impairment.

                  (i) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series B Preferred Stock pursuant to this Section 7, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series B Preferred Stock, by first class mail, postage prepaid, a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement setting forth (A) the consideration received or to be received by the Company for any Additional Stock, (B) the Conversion Price then in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Series B Preferred Stock.

                  (j) Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Series B Preferred Stock, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

                  (k) Notices.  Any notice  required by the  provisions  of this
Section 7 to be given to the holder of shares of Series B Preferred Stock shall be deemed given when personally delivered to such holder or five business days after the same has been deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.

                  (l) Effect of Conversion After Certain Record Dates. If any shares of Series B Preferred Stock are converted into shares of Common Stock after the record date for the happening of any of the events described in subparagraphs (i), (ii) or (iii) of Section 7(e) but before the happening of such event the Company may defer, until the happening of such event, (i) issuing to the holder of shares of Series B Preferred Stock so converted the shares of Common Stock which he is entitled to receive because of the adjustments required pursuant to any such subparagraph and (ii) paying to such holder any cash in lieu of a fractional share pursuant to this Section 7.

                  (m) Reservation of Stock Issuable on Conversion. Shares of Common Stock issued on conversion of shares of Series B Preferred Stock shall be issued as fully paid shares and shall be nonassessable by the Company. The Company shall, at all times, reserve and keep available for the purpose of effecting the conversion of the outstanding shares of Series B Preferred Stock such number of its duly authorized shares of Common Stock as shall be sufficient to effect the conversion of all of the outstanding shares of Series B Preferred Stock.

         Section 8. Approved Transactions. As used in Sections 3, 4, 6 and 7 of this Certificate, the term "Approved Transaction" shall mean any transaction entered into by the Company which results in the issuance of shares of the Company's capital stock (or securities convertible into or exchangeable or exercisable for shares of capital stock) to a third party so long as such transaction shall have been approved or consented to, in either case in writing, by a majority of the holders of the outstanding shares of Series B Preferred Stock. The approval of or consent to such transaction shall be deemed to have been given by such holders of a majority of the Series B Preferred Stock if such holders shall have received a Third Party Opinion customary in form and substance that the transaction is fair to the Company from a financial point of view not less than five business days prior to the closing of such transaction.

The term "Third Party Opinion" shall mean a fairness opinion addressed to the Company's Board of Directors and the holders of a majority of the Series B Preferred Stock from a nationally recognized investment banking firm selected by the Company which selection shall be subject to the approval of the holders of a majority of the Series B Preferred Stock.

         Section 9. Transfer Restrictions. The holder of any shares of Series B Preferred Stock shall not transfer or purport to transfer any such shares unless he shall have given to the Company, through its Secretary, at least fifteen (15) business days' written notice of the proposed transfer, the number of shares proposed to be transferred, the price at which the proposed transfer is to be made, and the name of the prospective transferee. During such fifteen (15) business days, the Company shall have the sole option to exercise its right of redemption consistent with the terms of Section 5 of this Certificate.

         IN WITNESS WHEREOF, Comdial Corporation has caused this Certificate of Designation to be duly executed by ___________________________, its President, and attested to by ________________________________, its Secretary, and has
caused the corporate seal to be affixed hereto, this 6th day of March, 2002.


                                 COMDIAL CORPORATION


                                 By:      /s/
                                          ----------------------------------
                                          President


ATTEST:


/s/
-----------------------------------
Secretary

(Corporate Seal)

                                                                       EXHIBIT 2







                                 PREFERRED STOCK

                              INVESTMENT AGREEMENT

                                   dated as of

                                  March 6, 2002

                                     between

                               COMDIAL CORPORATION

                                       and

                              BANK OF AMERICA, N.A.

                                             TABLE OF CONTENTS
                                                                                                     PAGE
ARTICLE      1     DEFINITIONS.......................................................................  1

ARTICLE      2     ISSUANCE AND DELIVERY OF SERIES B PREFERRED STOCK.................................
                                                                                                       3
            2.1        Issuance of the Series B Preferred Stock......................................  3
            2.2        Delivery of Certificates......................................................  3

ARTICLE      3     REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....................................
                                                                                                       4

            3.1        Authorization.................................................................  4
            3.2        Valid Issuance of Preferred and Common Stock..................................  4
            3.3        Private Placement Exemption...................................................  4
            3.4        Incorporation of Other Representations and Warranties.........................  4

ARTICLE      4     REPRESENTATIONS AND WARRANTIES OF THE BANK........................................  4


ARTICLE      5     PREEMPTIVE RIGHTS.................................................................  6

            5.1        Right to Purchase.............................................................  6
            5.2        Exceptions....................................................................  6

ARTICLE      6     ASSIGNMENT AND AMENDMENT..........................................................  6

            6.1        Transfers; Third Party Beneficiaries..........................................  6
            6.2        Amendment.....................................................................  7

ARTICLE      7     COVENANTS OF THE COMPANY..........................................................  7

            7.1        Access to Information.........................................................  7
            7.2        Reservation of Shares of Common Stock.........................................  7
            7.3        Bylaws........................................................................  7
            7.4        Exchange Act Reports..........................................................  8
            7.5        Additional Financial Information..............................................  8
            7.6        Rule 144A Information, PORTAL.................................................  9
            7.7        Rule 144 Reporting............................................................  9

ARTICLE      8     GENERAL PROVISIONS................................................................  9

            8.1        Notices......................................................................   9
            8.2        Entire Agreement.............................................................   10

                                                    ii

            8.3        Governing Law................................................................   10
            8.4        Severability.................................................................   10
            8.5        Third Parties................................................................   11
            8.6        Successors and Assigns.......................................................   11
            8.7        Captions.....................................................................   11
            8.8        Counterparts.................................................................   11
            8.9        Costs and Attorneys' Fees....................................................   11
            8.10       Adjustment for Stock Splits, Etc.............................................   11
            8.11       Aggregation of Stock.........................................................   11

                      PREFERRED STOCK INVESTMENT AGREEMENT


          THIS PREFERRED STOCK INVESTMENT AGREEMENT is made as of this 6th day of March, 2002, by and between COMDIAL CORPORATION, a Delaware corporation with an office at 106 Cattlemen Road, Sarasota, Florida 34232 (the "Company"), and BANK OF AMERICA, N.A., a national banking association with an office at 100 N. Tampa Street, Suite 1700, Tampa, Florida 33602 (the "Bank").


                                    RECITALS
                                    --------

         A. The Company and the Bank are parties to a Forbearance Agreement dated as of January 28, 2002, pursuant to which the Bank agreed to forbear from the exercise of certain of its rights and remedies under certain Loan Documents for a period of time to provide for discussions regarding the restructuring of the Indebtedness.

         B. The Bank has agreed to restructure the Indebtedness on the condition that the Company, among other things, exchanges an amount of the Indebtedness equaling $10,000,000 in return for equity issued by the Company in the form of preferred stock.

         C. Therefore, the Company has agreed to issue to the Bank, in consideration of the exchange of $10,000,000 of the Indebtedness, an aggregate of 1,000,000 shares of the Company's Series B Preferred Stock, on the terms and conditions set forth herein and in the Registration Rights Agreement of even date herewith between the Bank and the Company. The execution of this Agreement and the Registration Rights Agreement is a condition to the First Amendment.


                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:


                                    ARTICLE 1
                                   DEFINITIONS
                                   -----------


         "144A  Information"  shall  mean  all  information   required  by  Rule
144A(d)(4)(i) of the rules and regulations promulgated under the Securities Act.

         "Accredited Investor" shall have the meaning as such term is defined in Regulation D under the Securities Act.

         "Affiliate" shall be as defined in Rule 12b-2 promulgated under the Exchange Act.

         "Agreement" shall mean the Preferred Stock Investment Agreement made as of the 6th day of March, 2002, by and between Comdial Corporation and Bank of America, N.A.

          "Approved Stock Option Plan" shall mean (i) any stock option plan, stock purchase plan or other stock-based incentive plan as such plan existed at the date of this Agreement or (ii) any stock option plan, stock purchase plan or stock based-incentive plan (or amendments to such plans) approved by the Board of Directors or the stockholders of the Company.


          "Bank"  shall  mean  Bank  of  America,   N.A.,  a  national   banking
association with an office at 100 N. Tampa Street, Suite 1700, Tampa, Florida 33602.


          "Certificate" shall mean that Certificate of Designation of Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock of the Company dated as of March 6, 2002.


         "Commission"   shall  mean  the  United  States   Securities   Exchange
Commission.

         "Common Stock" shall mean the Bank's Common Stock, par value $.01 per Share.

         "Company" shall mean Comdial Corporation, a Delaware corporation with an office at 106 Cattlemen Road, Sarasota, Florida 34232.

         "Converted Common Stock" shall mean the Common Stock of the Company issuable or issued upon the conversion of shares of Series B Preferred Stock.

          "Convertible Securities" shall mean any evidence of indebtedness, shares of capital stock (other than Common Stock) or other securities directly or indirectly convertible into or exchangeable for shares of Common Stock.


          "Credit   Agreement"  shall  mean  the  Amended  and  Restated  Credit
Agreement dated as of November 22, 2000, between the Bank and the Company, as now or hereafter amended.


          "Dividended Common Stock" shall mean that Common Stock paid by the Company pursuant to Section 2(b) of the Certificate.


          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.


          "First Amendment" shall mean the First Amendment to Amended and Restated Credit Agreement of even date herewith between the Bank and the Company.


          "Forbearance Agreement" shall mean the Forbearance Agreement dated as of January 28, 2002, between the Bank and the Company.


          "Indebtedness" shall have the meaning set forth in the Forbearance Agreement.


          "Loan Documents" shall have the meaning set forth in the Credit Agreement.

          "PORTAL" shall mean the National Association of Securities Dealers, Inc. system for Private Offerings Resales and Trading through Automated Linkages.


          "Proposed Offering Notice" shall have the meaning set forth in Section
6.1 of the Agreement.


          "Pro Rata Share" shall mean, as of a specified date, the percentage equal to the fraction, the numerator of which is the number of shares of Common Stock held by the Bank or issuable upon the conversion of Series B Preferred Stock held by the Bank as of such date, and the denominator of which is the sum of (i) the number of shares of Common Stock outstanding as of such date, plus
(ii) the number of shares of Common Stock issuable upon the exercise or conversion, as applicable, of any convertible securities outstanding as of such date (but only to the extent such convertible securities are exercisable or convertible as of such date).


          "Registration Rights Agreement" shall mean the Registration Rights Agreement of even date herewith between the Bank and the Company.


          "Securities Act" shall mean the Securities Act of 1933, as amended.


          "Series B Preferred Stock" shall mean the Company's Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock, par value $10.00 per share.


          "Shares" shall mean any shares of, or securities convertible into or exercisable for any shares of, any class of the Company's capital stock.


          "Transaction Documents" shall mean this Agreement, the Registration Rights Agreement and the First Amendment, each of even date herewith between the Bank and the Company.


                                    ARTICLE 2
                ISSUANCE AND DELIVERY OF SERIES B PREFERRED STOCK
                -------------------------------------------------

         2.1 Issuance of the Series B Preferred Stock. Upon execution of this Agreement, the Company, in consideration for the Bank's agreement to exchange $10,000,000 of the Indebtedness of the Company to the Bank as provided for in the First Amendment, shall issue to the Bank 1,000,000 shares of the Company's Series B Preferred Stock having the rights, restrictions, privileges and preferences set forth in the Certificate and as contained in this Agreement and the other Transaction Documents.

         2.2 Delivery of Certificates. Subject to the execution and delivery of the other Transaction Documents and the satisfaction of all conditions precedent set forth in Section 33 of the First Amendment, the Company agrees to deliver to the Bank promptly following such execution and delivery of one or more certificates duly registered in the name of the Bank or such nominee as the Bank may have selected, and bearing a legend as contemplated by Article 4, Section
(g) below.


                                    ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                  ---------------------------------------------

         The  Company  hereby   represents  and  warrants  to  the  Bank  (which
representations and warranties shall survive the execution and delivery of this Agreement):

         3.1 Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and all other agreements contemplated hereby to which the Company is a party, including the Transaction Documents, the performance of all obligations of the Company hereunder and thereunder, the adoption of the Certificate and the authorization, sale and issuance (or reservation for issuance) of the Series B Preferred Stock and the shares of the Converted Common Stock, has been taken. This Agreement has been validly executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable in accordance with its terms.

         3.2 Valid Issuance of Preferred and Common Stock. The shares of Series B Preferred Stock, when issued and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer, other than restrictions on transfer contemplated by this Agreement and the other Transaction Documents and under applicable state and federal securities laws. The shares of Converted Common Stock and Dividended Common Stock have been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Certificate, will be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer, other than restrictions on transfer contemplated by this Agreement and the other Transaction Documents and under applicable state and federal securities laws.

         3.3 Private Placement Exemption. The offer, sale and issuance of the shares of Series B Preferred Stock contemplated by this Agreement and the Transaction Documents are intended to be exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and under any applicable blue sky laws. Neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.


         3.4 Incorporation of Other Representations and Warranties. The representations and warranties of the Company set forth in Section 32 of the First Amendment are incorporated by reference into this Agreement with the same force and effect as if such representations and warranties were set forth verbatim herein.


                                    ARTICLE 4
                   REPRESENTATIONS AND WARRANTIES OF THE BANK
                   ------------------------------------------

The Bank hereby represents and warrants to the Company as of the date hereof that:

         (a) This Agreement has been duly and validly authorized, executed and delivered by the Bank and is a valid and binding agreement of the Bank enforceable in accordance with its terms.

         (b) The Bank understands that the offer and sale of the Series B Preferred Stock is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and any applicable state securities or blue sky laws.

         (c) The Series B Preferred Stock to be acquired by the Bank pursuant to this Agreement is being acquired for its own account and not with a view to the resale or distribution of such Series B Preferred Stock or any interest therein other than in a transaction registered under or exempt from registration under the Securities Act.

         (d) The Bank is an "Accredited Investor" as such term is defined in Regulation D under the Securities Act.

         (e) The Bank has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Series B Preferred Stock and the Bank is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Series B Preferred Stock. The Bank understands that the Bank's investment in the Series B Preferred Stock involves a high degree of risk.

         (f) The Bank has had access to the Company's annual report on Form 10-K for its most recent completed fiscal year, and all other reports or documents filed by the Company pursuant to the Exchange Act most recent completed fiscal year as well as all other
              materials  relating  to  the  current  business,   operations  and
              financial condition of the Company, and has been given the opportunity to ask questions of, and receive satisfactory answers from, the Company concerning the terms and conditions of the Series B Preferred Stock and other related matters. To the Bank's knowledge, the Company has made available to the Bank or its agents all documents and information relating to an investment in the Series B Preferred Stock requested by or on behalf of the Bank.

         (g) The Bank understands that the Series B Preferred Stock has not been and, except as provided for in the Registration Rights Agreement, are not being registered under the Securities Act or any state securities laws, and may not be offered, sold, pledged or otherwise transferred except as permitted pursuant to this Agreement or the Registration Rights Agreement.

         (h) The Bank understands that the certificate(s) representing the Series B Preferred Stock and the Converted Common Stock shall bear a restrictive legend substantially in the form set forth in the Registration Rights Agreement and that the Company may instruct its transfer agent to not to effect the transfer of the legended securities unless the conditions specified in the legends are satisfied.

                                    ARTICLE 5
                                PREEMPTIVE RIGHTS
                                -----------------

         5.1 Right to Purchase. Subject to the terms and conditions specified in this Article 5, the Company hereby grants to the Bank a right of purchase with respect to any future issuance or sale by the Company of its Shares. At any time the Company proposes to offer or sell any Shares, the Company shall first offer the Bank the right to acquire Shares in accordance with the following provisions:

         (a) The Company shall deliver a Proposed Offering Notice to the Bank stating (i) its bona fide intention to offer such Shares, (ii) the number of such Shares to be offered and (iii) the price and other terms, if any, upon which it proposes to offer such Shares.

         (b) Within five (5) business days after delivery of the Proposed Offering Notice, the Bank may elect, by delivering written notice to the Company, to purchase or acquire, at the price and on the other terms specified in the Proposed Offering Notice, up to an amount of Shares equal to the Bank's Pro Rata Share of the total number of Shares being offered by the Company such that, if the Bank exercised its right to purchase under this Section 5.1 in full, its Pro Rata Share of the newly issued Shares would not have changed from its Pro Rata Share prior to such issuance. Any purchase of Shares by the Bank shall close at the same time and upon the same general conditions imposed by the Company on the sale of Shares to all other parties.

         5.2 Exceptions. Section 5.1 above shall not apply to: (i) the issuance or sale of any equity security by the Company pursuant to a bona fide public offering registered under the Securities Act; (ii) the issuance or sale of Common Stock or Convertible Securities pursuant to an Approved Stock Option Plan; (iii) the issuance of securities in connection with a bona fide business acquisition of the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; (iv) the issuance of Converted Common Stock upon conversion of the Series B Preferred Stock; (v) to stock splits, stock dividends or like transactions; or (vi) the issuance of securities in connection with the Company's restructuring plan.

                                    ARTICLE 6
                            ASSIGNMENT AND AMENDMENT
                            ------------------------

         6.1 Transfers; Third Party Beneficiaries. If any transferee of the Bank shall acquire shares of Series B Preferred Stock or Converted Common Stock representing at least 10% of the shares held by the Bank upon consummation of the matters contemplated by this Agreement and the other Transaction Documents in any manner, whether by operation of law or otherwise, other than pursuant to
(i) a purchase of Converted Common Stock from the Bank in a public registered offering made pursuant to a registration statement filed by the Company and declared effective under the Securities Act; or (ii) from the Bank in a sale of Converted Common Stock by the Bank pursuant to Rule 144 under the Securities Act, such shares of Series B Preferred Stock and Converted Common Stock shall be held subject to all of the terms of this Agreement, and by taking and holding such shares such transferee shall be entitled to receive the benefits of this Agreement and shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement.

         6.2 Amendment. Any provision of this Agreement may be amended (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Bank (or any of its permitted successors or assigns) holding the majority of issued and outstanding shares of Series B Preferred Stock or the equivalent number (on an as-converted basis) of shares of Converted Common Stock. Any amendment effected in accordance with this Section 6.2 shall be binding upon the Company, the Bank, and each permitted successor or assignee.


                                    ARTICLE 7
                            COVENANTS OF THE COMPANY
                            ------------------------

          7.1     Access to Information.  The Company agrees that:

         (a) After the date hereof, the Bank shall be entitled to (i) receive all information made available to shareholders of the Company at the same time as such materials are distributed to its shareholders, (ii) meet on a quarterly basis with members of senior management at reasonable times and places, and (iii) have reasonable access to the Company's outside auditors, in each such case, for so long as the Bank and any of its affiliates beneficially own shares of the Series B Preferred Stock and/or shares of Converted Common Stock representing at least 50% of the shares held by the Bank upon consummation of the matters contemplated by this Agreement and the other Transaction Documents.

         (b) The Bank agrees that any nonpublic information furnished to the Bank pursuant to this Section 7.1 shall be deemed confidential information and shall not be used by it as the basis for any market transactions in the securities of the Company unless and until such information is made generally available to the public. The Bank further agrees that it will, upon learning that disclosure of such information is sought by a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the information deemed confidential.

         7.2 Reservation of Shares of Common Stock. For so long as any of the shares of Series B Preferred Stock are outstanding, the Company shall keep reserved for issuance a sufficient number of shares of Common Stock to satisfy its conversion obligations under the Certificate.

         7.3 Bylaws. The Company shall at all times cause its Bylaws to provide that, (a) unless otherwise required by the laws of the State of Delaware, the holders of at least fifty percent (50%) of the issued and outstanding shares of Series B Preferred Stock shall be entitled to call a special meeting of the Board of Directors or stockholders of the Company and (b) the number of directors fixed in accordance therewith shall in no event conflict with any of the terms or provisions of the Series B Preferred Stock as set forth in the

Certificate. The Company shall at all times maintain provisions in its Bylaws or Certificate of Incorporation indemnifying all directors against liability and absolving all directors from liability to the Company and its stockholders to the maximum extent permitted under the laws of the State of Delaware.

         7.4 Exchange Act Reports. The Company covenants and agrees that, commencing on the date of this Agreement, and for so long as the Bank holds any shares of Series B Preferred Stock and/or shares of Converted Common Stock of the Company, the Company will prepare and file with the Commission on a timely basis all documents or amendments required under the Exchange Act and the applicable rules and regulations of the Commission thereunder. The Company further covenants and agrees that it will provide the Bank a copy of each such filing immediately following its filing, and as many additional copies as the Bank shall reasonably request.

         7.5 Additional Financial Information. At all times, if any, during which the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and the Bank holds any shares of Series B Preferred Stock and/or shares of the Converted Common Stock, the Company will:

         (a) Annual Reports. Furnish to the Bank, as soon as practicable, and in any event within ninety (90) days after the end of each fiscal year of the Company, a Balance Sheet as of the end of such fiscal year, a Statement of Income and a Statement of Cash Flows of the Company for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year (if any), all prepared in accordance with generally accepted accounting principles and audited by an independent certified public accounting firm suitable to the Bank;

         (b) Quarterly Reports. Furnish to the Bank as soon as practicable, and in any case within thirty (30) days of the end of each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), quarterly and year-to-date unaudited financial statements, including an unaudited Balance Sheet, an unaudited Statement of Income and an unaudited Statement of Cash Flows, together with a comparison to the Company's operating plan and budget and statements of the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller of the Company explaining any significant differences in the statements from the Company's operating plan and budget for the quarter covered and stating that such statements fairly present the financial position and financial results of the Company for the quarter covered.

         (c) Confidentiality. The Bank agrees to hold all information received pursuant to this Section 7.5 in confidence, and not to use or disclose any of such information to any third party, except to the extent such information may be made publicly available by the Company; provided, however, that the Bank may, in the ordinary course of business, provide the financial results of the Company to third parties in the same manner such information is provided by the Bank with respect to their portfolio companies; provided, further, however, that the Bank shall obtain the prior written consent of the Company before making any such disclosure, which consent shall not be unreasonably withheld.

         (d) Other Information. The Company shall provide such other financial data and operational information as may reasonably be requested by the Bank.

         7.6 Rule 144A Information, PORTAL. At all times during which the Company is neither subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, the Company covenants and agrees that it will provide in written form, upon the written request of the Bank, or a prospective purchaser of securities of the Company from the Bank, all information required by Rule 144A(d)(4)(i) of the rules and regulations promulgated under the Securities Act. The Company further agrees, upon written request, to cooperate with and assist the Bank and any member of the National Association of Securities Dealers, Inc. system for Private Offerings Resales and Trading through Automated Linkages ("PORTAL") in applying to designate and thereafter maintaining the eligibility of the Company's securities for trading through PORTAL. With respect to each, the Company's obligations under this Section 7.6 shall at all times be contingent upon the Bank's obtaining from a prospective purchaser an agreement, in form and substance reasonably satisfactory to the Company, to use its commercially reasonable efforts to safeguard the 144A Information from disclosure to anyone other than employees of the prospective purchaser who require access to the 144A Information for the sole purpose of evaluating its purchase of the Company's securities.

         7.7 Rule 144 Reporting. To make available the benefits of certain rules and regulations of the Commission permitting the sale of the Series B Preferred Stock or the Converted Common Stock to the public without registration with the Commission, the Company agrees that for so long as its Common Stock shall be registered under Section 12 of the Exchange Act, it will:

         (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

         (b) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

         (c) so long as the Bank or any permitted transferee or assignee holds any Series B Preferred Stock or the Converted Common Stock, furnish to the holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a holder to sell any such securities without registration (at any time after the Company has become subject to the reporting requirements of the Exchange Act).

                                    ARTICLE 8
                               GENERAL PROVISIONS
                               ------------------


         8.1 Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if deposited in the U.S. mail by registered or certified mail, return receipt requested, postage prepaid, as follows:

         (a) if to the Bank, at:        Bank of America, N.A.
                                        100 N. Tampa Street
                                        Suite 1700
                                        Tampa, Florida  33602
                                        Attention:  Daniel Langelier

         with a copy to:                Troutman Sanders LLP
         (which shall not constitute    1111 East Main Street
         notice hereunder)              P.O. Box 1122
                                        Richmond, Virginia 23218-1122
                                        Attention: Thomas E. duB. Fauls, Esquire


         (b) if to the Company, at:     Comdial Corporation
                                        106 Cattlemen Road
                                        Sarasota, Florida  34232
                                        Attention:  Paul K. Suijk

         with a copy to:                Shumaker, Loop & Kendrick, LLP
         (which shall not constitute    101 E. Kennedy Boulevard, Suite 2800
         notice hereunder)              Tampa, Florida  33602
                                        Attention:  Darrell C. Smith, Esquire

Any party hereto (and such party's permitted assigns) may by notice so given change its address for future notices hereunder. Notice shall conclusively be deemed to have been given when personally delivered or when deposited in the mail in the manner set forth above.

         8.2 Entire Agreement. This Agreement, together with the other Transaction Documents, constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

         8.3 Governing Law. This Agreement shall be governed by a construed exclusively in accordance with the internal laws of the Commonwealth of Virginia, excluding that body of law relating to conflict of laws and choice of law.

         8.4 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

         8.5 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

         8.6 Successors and Assigns. Subject to the provisions of Section 6.1, provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.

         8.7 Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

         8.8 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

         8.9 Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

         8.10 Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Series B Preferred Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

         8.11 Aggregation of Stock. All shares held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

                  IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement as of the date and year first above written.


                                     THE COMPANY:


                                     COMDIAL CORPORATION
                                      a Delaware corporation


                                     By:  /s/
                                        ----------------------------------------
                                     Name:
                                          --------------------------------------
                                     Title:
                                           -------------------------------------


                                     THE BANK:


                                     BANK OF AMERICA, N.A.
                                      a national banking association


                                     By:  /s/
                                        ----------------------------------------
                                     Name:
                                          --------------------------------------
                                     Title:
                                           -------------------------------------

                                                                       EXHIBIT 3




                          REGISTRATION RIGHTS AGREEMENT


         THIS REGISTRATION  RIGHTS AGREEMENT  ("Agreement") is entered into this
6th day of March, 2002, by and between COMDIAL CORPORATION, a Delaware corporation (the "Company") and BANK OF AMERICA, N.A., a national banking association (the "Bank").

         WHEREAS, pursuant to that certain Preferred Stock Investment Agreement dated on an even date herewith (the "Investment Agreement") by and between the Company and the Bank, whereby among other things the Bank is exchanging $10,000,000 of outstanding debt owed by the Company into shares of the Company's Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock, par value $10.00 per share (the "Preferred Stock").

         WHEREAS, as a condition to their willingness to enter into the Investment Agreement, the Bank desires that the Company grant certain registration rights with respect to the Common Stock which they may acquire upon conversion of the Preferred Stock.

         NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Bank and the Company hereby agree as follows:

1.       Definitions.

         As used herein:

         (a) Exchange Act. The term "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         (b) Holder. The term "Holder" means the Bank and all other Persons holding Registrable Securities so long as the Bank or such other Persons holds Registrable Securities.

         (c) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement.

         (d)  Person.  The term  "Person"  shall have the  meaning  set forth in
Section 2(2) of the Securities Act.

         (e) Preferred Stock. The term "Preferred Stock" shall have the meaning set forth in the recitals above.

         (f) Prospectus. The term "Prospectus" shall have the meaning set forth in Section 2(10) of the Securities Act.

         (g) Registrable Securities. The term "Registrable Securities" means (i) all shares of Common Stock issued or issuable pursuant to the conversion of the Preferred Stock and (ii) any shares of the Common Stock of the Company or other securities issued in connection with any stock split, stock dividend, recapitalization or similar event relating to the foregoing; excluding in all cases, however, any Registrable Securities sold to the public pursuant to an effective Registration Statement or sold pursuant to Rule 144 (or successor provision) promulgated under the Securities Act.

         (h) Registration Expenses. The term "Registration Expenses" shall mean any and all expenses incident to the performance of or compliance by the Company with this Agreement, including without limitation: (i) all SEC or National Association of Securities Dealers, Inc. (the "NASD") registration and filing fees, including, if applicable, the fees and expenses of any "qualified independent underwriter" (and its counsel) that is required to be retained by any Holder of Registrable Securities in accordance with the rules and regulations of the NASD, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of one counsel for any underwriters or Holder in connection with blue sky qualification of any of the Registrable Securities) and compliance with the rules of the NASD, (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus and any amendments or supplements thereto, and in preparing or assisting in preparing, printing and distributing any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, (iv) all rating agency fees, (v) the fees and disbursements of counsel for the Company and of the independent certified public accountants of the Company, including the expenses of any "cold comfort" letters required by or incident to such performance and compliance, (vi) the fees and expenses of any exchange agent or custodian, (vii) all fees and expenses incurred in connection with the listing, if any, of any of the Registrable Securities on any securities exchange or exchanges, (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with any Registration Statement, and (v) the reasonable fees and expenses of one special legal counsel for Holder.

         (i) Registration Statement. The term "Registration Statement" shall mean any Registration Statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

         (j) Securities Act. The term "Securities Act" means the Securities Act of 1933, as amended.

         (k) SEC. The term "SEC" means the Securities and Exchange Commission.


2.       Registration Rights.

         (a) Demand Rights. If the Company receives written request from the Holder of the Registrable Securities that the Company file a Registration Statement covering the Registrable Securities, then the Company shall as soon as practicable after receipt of such request file a Registration Statement for a public offering of all Registrable Securities which the Holder requests to be registered (which offering may be an underwritten offering in the Company's sole discretion) and use its best efforts to cause such Registration Statement to become effective; provided that (i) the Company shall only be required to file up to four (4) such Registration Statements (other than on Form S-3 below) pursuant to this section and (ii) the amount of Registrable Securities to be registered shall be equal to or greater than the lesser of (A) 250,000 shares of Common Stock and (B) a number of shares having an anticipated aggregate public offering price (before underwriting discounts and commissions) of not less than $250,000.

         (b) Piggyback Rights. If at any time or from time to time, the Company shall determine to register any Common Stock for public sale under the Securities Act (other than on a registration statement related to any employee benefit plan, acquisition or corporate reorganization or registration for foreign issuance or distribution) the Company will: (a) promptly give to the Holder written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify its Common Stock under the applicable blue sky or other state securities laws); and (b) use all commercially reasonable efforts to cause to be included in such registration under the Securities Act (and any related qualification under blue sky laws or other compliance) and in any underwriting involved therein on the same terms and conditions as the other securities included in such registration, all the Registrable Securities specified in a written request made within 30 days after receipt of such written notice from the Company by the Holder; except that, if, in connection with any offering, the managing underwriter (or, in case of an offering that is not underwritten, a nationally recognized investment banking firm) shall advise the Company in writing that there should be a limitation on the number of shares of Common Stock which may be included in the Registration Statement because, in its judgment, such limitation is necessary to effect an orderly public distribution that would not materially and adversely affect the offering price or market price of the Common Stock, then the Company shall be only obligated to include in such Registration Statement that number of Registrable Securities that is in excess of the number of shares of Common Stock the Company proposes to sell under the Registration Statement. If the registration is initiated by the Company for its own account, the Company shall not be required to reduce the number of shares of Common Stock to be offered by the Company in such Registration Statement for any reason.

         (c) Form S-3. After the Company has qualified for the use of a Registration Statement on Form S-3, in addition to the rights contained in
Section 2(a) above, the Holder shall have the right to request the Company use its best efforts to effect a registration of the Registrable Securities on Form S-3 (each such request to be in writing and to state the number of shares to be disposed of and the intended methods of disposition); provided, however, that the amount of Registrable Securities to be registered shall be equal to or greater than the lesser of (A) 250,000 shares of Common Stock and (B) a number of shares having an anticipated aggregate public offering price (before underwriting discounts and commissions) of not less than $250,000.

3.       Effectiveness.

         A Registration Statement pursuant to which any Registrable Securities are being offered will not be deemed to have become effective unless it has been declared effective by the SEC; provided, however, that if, after it has been declared effective, the offering of the Registrable Securities pursuant to such Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement will be deemed not to have been effective during the period of such interference, until the offering of Registrable Securities pursuant to such Registration Statement may legally resume. The Company will be deemed not to have used best efforts to cause the Registration Statement to become, or to remain, effective during the requisite period if it voluntarily takes any action that would result in any such Registration Statement not being declared effective or that would result in the Holder not being able to offer and sell the Registrable Securities during that period unless such action is required by applicable laws and regulations or currently prevailing interpretations of the staff of the SEC. The Company shall use best efforts to maintain the effectiveness for up to 180 days (or such shorter period of time as the underwriters need to complete the distribution of the registered offering) of any Registration Statement pursuant to which any of the Registrable Securities are being offered, and from time to time will amend or supplement such Registration Statement and the Prospectus contained therein to the extent necessary to comply with the Securities Act and any applicable state securities laws or regulations. The Company shall also provide the Holder with as many copies of the Prospectus contained in any such Registration Statement as the Holder may reasonably request.

4.       Expenses of Registration.

         All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to this Agreement shall be borne by the Company. Except as provided herein, the Holder shall pay all underwriters' fees, discounts or commissions or transfer taxes, if any, relating to the sale or disposition of the Holder's Registrable Securities.

5.       Registration Procedures.

         In the case of each registration, qualification, or compliance effected by the Company pursuant to this Agreement, the Company will keep the Holder advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense, the Company will:

         (a) Prepare and file with the SEC a Registration Statement with respect to such Registrable Securities as described in Section 2 and use its best efforts to cause such Registration Statement to become effective and to remain effective in accordance with Section 3 (provided that before filing a Registration Statement or Prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the Holder copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel);

         (b) Prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and current for a period of not less than 180 days (plus any period during which Holders must refrain from selling pursuant to Section 5(f)) or such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof as set forth in such Registration Statement;

         (c) Furnish to each selling Holder and to each managing underwriter, if any, (i) at least three (3) business day prior to filing with the SEC, any Registration Statement covering shares of Registrable Securities, and any amendment or supplement thereto, and any Prospectus, which documents will be subject to the reasonable review of the selling Holders and such underwriter, and, with respect to a Registration Statement prepared pursuant to Section 2(a), the Company shall not file any such documents with the SEC to which selling Holder shall reasonably object; and (ii) a copy of any and all transmittal letters or other correspondence with the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of shares of Registrable Securities;

         (d) (i) Furnish to the Holder, and to each underwriter, if any, without charge, such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Holder or underwriters may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Holder; and (ii) consent to the use of the Prospectus or any amendment or supplement thereto by the Holder of Registrable Securities included in the Registration Statement in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto;

         (e) Use its commercially reasonable best efforts to register or qualify such Registrable Securities under all applicable securities or blue sky laws of such jurisdictions of the United States by the time the applicable Registration Statement is declared effective by the SEC as the Holder and any underwriters reasonably request in writing and do any other related acts which may be reasonably necessary or advisable to enable the Holder and underwriters to consummate the disposition in such jurisdictions of the Registrable Securities; provided, however, that the Company shall not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 5(e), (ii) file any general consent to service of process in any jurisdiction where it would not otherwise be subject to such service of process, or (iii) subject itself to taxation in any such jurisdiction if it is not then so subject;

         (f) Notify the Holder, its counsel, and the managing underwriters, if any, promptly, and promptly confirm such notice in writing, (i) at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which, or the fact that, the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the reasonable request of a majority of the Holders, the Company will prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; (ii) when a Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (iii) of any request by the SEC or any state securities authority for amendments and supplements to a Registration Statement or Prospectus or for additional information after the Registration Statement has become effective, (iv) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the qualification of the Registrable Securities or the initiation of any proceedings for that purpose, (v) if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Company contained in any purchase agreement, securities sales agreement or other similar agreement, if any, cease to be true and correct in all material respects, and (vi) the Company's reasonable determination that a post-effective amendment to the Registration Statement would be appropriate;

         (g) If applicable, use its best efforts to cause all such Registrable Securities to be listed or quoted on each securities exchange or interdealer quotation system on which similar securities issued by the Company are then listed or quoted;

         (h) Provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;

         (i) Enter into such customary agreements (including underwriting agreements on customary terms) and take all such other actions as the selling Holders or the underwriters, if any, reasonably requests in order to expedite or facilitate the disposition of such Registrable Securities;

         (j) Obtain for delivery to the Company and the managing underwriters, if any, with copies to the Holders of the Registrable Securities being registered, a comfort letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the Holders shall reasonably request, dated the effective date of the Registration Statement and brought down to the closing;

         (k) If necessary, obtain a CUSIP number for the Registrable Securities not later than the effective date of the Registration Statement; and

         (l) Make available for inspection by the selling Holder, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or any other agent retained by the Holder or any such underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by the Holder, any such underwriter, attorney, accountant or agent in connection with such Registration Statement.

         (m) Cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends and registered in such names as the Holder or the underwriters may reasonably request at least two Business Days prior to the closing of any sale of Registrable Securities pursuant to such Registration Statement;

         (n) As expeditiously as possible, upon the occurrence of any circumstance contemplated by Section 5(f)(i), 5(f)(iii), 5(f)(iv), or 5(f)(v) hereof, use best efforts to prepare a supplement or post-effective amendment to such Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and to notify the Holder to suspend use of the Prospectus as promptly as practicable after the occurrence of such an event, and the Holder hereby agrees to suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission;

         (o) Cooperate with each seller of Registrable Securities covered by any Registration Statement and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD;

         (p) Make "generally available to its security holders" (within the meaning of Rule 158 of the Securities Act) an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder no later than 45 days after the end of the 12-month period beginning with the first day of the Company's first fiscal quarter commencing after the effective date of the Registration Statement, which earnings statement shall cover said 12-month period; and

          (q) Use best efforts to take all other steps necessary to effect the registration of the Registrable Securities covered by a Registration Statement contemplated hereby.

6.       Indemnification and Contribution.

         (a) In connection with any Registration Statement, the Company shall indemnify and hold harmless the Holder and each underwriter who participates in an offering of the Registrable Securities, each Person, if any, who controls any of such parties within the meaning of Section 15 of the Securities Act or
Section 20 of the Exchange Act and each of their respective directors, officers, employees and agents, as follows:

                  (i) from and against any and all loss, liability, claim, damage and expense whatsoever, joint or several, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) covering Registrable Securities, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                  (ii) from and against any and all loss, liability, claim, damage and expense whatsoever, joint or several, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any court or governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the prior written consent of the Company; and

                  (iii) from and against any and all expenses whatsoever, as incurred (including reasonable fees and disbursements of counsel chosen by Holder or any underwriter (except to the extent otherwise expressly provided in Section 6(c) hereof)), incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any court or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) of this Section 6(a);

provided, however, that (i) this indemnity does not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission with respect to a Holder made in reliance upon and in conformity with written information furnished in writing to the Company by the Holder, or any underwriter with respect to the Holder, or any underwriter, as the case may be, expressly for use in a Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto) and (ii) the Company shall not be liable to the Holder, any underwriter or controlling Person, with respect to any untrue statement or alleged untrue statement or omission or alleged omission in any preliminary Prospectus to the extent that any such loss, liability, claim, damage or expense of the Holder, any underwriter or controlling Person results from the fact that the Holder or any underwriter, sold Registrable Securities to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final Prospectus as then amended or supplemented if the Company had previously furnished copies thereof to the Holder or any underwriter or controlling Person and the loss, liability, claim, damage or expense of the Holder or underwriter, or controlling Person results from an untrue statement or omission of a material fact contained in the preliminary Prospectus which was corrected in the final Prospectus. Any amounts advanced by the Company to an indemnified party pursuant to this Section 6 as a result of such losses shall be returned to the Company if it shall be finally determined by such a court in a judgment not subject to appeal or final review that such indemnified party was not entitled to indemnification by the Company.

         (b) It shall be a condition to the obligation of the Company to effect a registration of Registrable Securities under the Securities Act pursuant hereto that each seller of Registrable Securities, severally and not jointly, indemnifies and holds harmless the Company, any underwriter and each of their respective directors, officers (including each officer of the Company who signed the Registration Statement), employees and agents, any underwriter or any other selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all loss, liability, claim, damage and expense whatsoever described in the indemnity contained in Section 6(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in a Registration Statement or any Prospectus in reliance upon and in conformity with written information furnished to the Company by such selling Holder with respect to such Holder expressly for use in such Registration Statement, or any such Prospectus; provided that the liability of each seller of Registrable Securities pursuant to this Section 6(b) shall not exceed an amount equal to the net proceeds of the sale of Registrable Shares sold pursuant to such registration statement that are received by or for the benefit of such seller of Registrable Securities.

         (c)  Each   indemnified   party  shall  give  prompt   notice  to  each
indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, enclosing a copy of all papers properly served on such indemnified party, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability which it may have under this Section 6, except to the extent that it is materially prejudiced by such failure. An indemnifying party may participate at its own expense in the defense of such action, or, if it so elects within a reasonable time after receipt of such notice, assume the defense of any suit brought to enforce any such claim; but if it so elects to assume the defense, such defense shall be conducted by counsel chosen by it and approved by the indemnified party or parties, which approval shall not be unreasonably withheld. In the event that an indemnifying party elects to assume the defense of any such suit and retain such counsel, the indemnified party or parties shall bear the fees and expenses of any additional counsel thereafter retained by such indemnified party or parties; provided, however, that the indemnified party or parties shall have the right to employ counsel (in addition to local counsel) to represent the indemnified party or parties who may be subject to liability arising out of any action in respect of which indemnity may be sought against the indemnifying party if, in the reasonable judgment of counsel for the indemnified party or parties, there may be legal defenses available to such indemnified party or parties which are different from or in addition to those available to the indemnifying party, in which event the fees and expenses of appropriate separate counsel shall be borne by the indemnifying party. In no event shall the indemnifying parties be liable for the fees and expenses of more than one counsel (in addition to local counsel), separate from its own counsel, for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release in form and substance satisfactory to the indemnified parties of each indemnified party from ail liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

         (d) In order to provide for just and equitable contribution in circumstances under which any of the indemnity provisions set forth in this
Section 6 is for any reason held to be unavailable to the indemnified parties although applicable in accordance with its terms, the Company and the Holder shall contribute to the aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by such indemnity agreement incurred by the Company and the Holder, as incurred; provided, that no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person that was not guilty of such fraudulent misrepresentation. As between the Company and the Holder, such parties shall contribute to such aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by such indemnity agreement in such proportion as shall be appropriate to reflect the relative fault of the Company, on the one hand, and the Holder, on the other hand, with respect to the statements or omissions which resulted in such loss, liability, claim, damage or expense, or action in respect thereof, as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Holder, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or by or on behalf of the Holder, on the other, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section 6 were to be determined by pro rata allocation or by any other method of allocation that does not take into account the relevant equitable considerations. For purposes of this Section 6, each affiliate of the Holder, and each director, officer, employee, agent and Person, if any, who controls a Holder or such affiliate within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Holder, and each director of the Company, each officer of the Company who signed the Registration Statement, and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company.

         (e) The obligations of the Company and the Holders under this Section 6 shall survive the completion of an offering of Registrable Securities pursuant to a Registration Statement. Notwithstanding the foregoing, to the extent that the indemnification and contribution provisions contained in the underwriting agreement executed in connection with such Registration Statement conflict with the foregoing provisions, the provisions in such underwriting agreement shall control; provided that the Company will use its reasonable best efforts to negotiate terms of indemnification that are reasonably favorable to the various sellers pursuant thereto, as appropriate under the circumstances.

         (f) The indemnity agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party and shall survive the transfer of the Registrable Shares by any such party.

         (g) The indemnification and contribution required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

7.       Information by Holder.

         The Holder of Registrable Securities included in any registration shall furnish to the Company such written information regarding Holder and the distribution proposed by Holder as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification, or compliance referred to in this paragraph. The Company hereby acknowledges and agrees that, unless otherwise expressly agreed to in writing by a seller of Registrable Securities to the contrary, for all purposes of this Agreement the only information furnished or to be furnished to the Company for use in any such registration statement, preliminary, final or summary prospectus or amendment or supplement thereto are statements specifically relating to (i) transactions between such seller of Registrable Securities and its affiliates, as that term is defined in Rule 12b-2 of the Exchange Act ("Affiliates"), on the one hand, and the Company, on the other hand; (ii) the beneficial ownership of shares of the Company's Common Stock by such seller of Registrable Securities and its Affiliates and (iii) the name and address of such seller of Registrable Securities. If any additional information about such seller of Registrable Securities or the plan of distribution (other than for an underwritten offering) is required by law to be disclosed in any such document, then such seller shall not unreasonably withhold its agreement referred to in the immediately preceding sentence.

8.       Postponement Rights.

         The Company shall have the right to postpone the filing (or suspend the effectiveness) of any Registration Statement for a period of not in excess of 60 days if (A) the Company would, in the opinion of its counsel, be required to disclose in such registration statement a material business situation, transaction or negotiation affecting the Company not otherwise then required by law to be publicly disclosed and (B) in the good faith judgment of the Board of Directors of the Company, such disclosure would materially and adversely affect such business situation, transaction or negotiation; provided that the Company will promptly deliver evidence of such determination by the Board of Directors of the Company to each Holder which shall have requested to join in such registration pursuant to Section 2; provided, further, that the aggregate number of days of postponements and suspensions hereunder shall not exceed 60 days during any twelve (12) month period. The Company shall give prompt notice to each Holder of the end of any delay period hereunder. If the Company shall give any notice of postponement or suspension of any Registration Statement, the Company shall not, during the period of such postponement or suspension, register any shares of the Company's Common Stock, other than pursuant to a registration statement on Form S-4 or S-8 (or an equivalent registration form then in effect). If the Company shall give any notice of postponement of the filing or suspension of the effectiveness of a Registration Statement, the Company shall, at such time as the reason that caused such postponement or suspension no longer exists (but in no event later than 60 days after the date of the postponement or suspension), use its best efforts to effect the registration under the Securities Act of the Registrable Securities covered by the postponed or suspended Registration Statement. If the Company shall postpone or suspend the filing of any Registration Statement, the Holder or Holders who delivered the demand pursuant to Section 2(a) shall have the right to withdraw the demand for such registration by giving notice to the Company within 20 days of the notice of postponement or suspension. In the event that the demand is withdrawn, such demand shall not be counted for purposes of determining the number of registrations to which Holders are entitled hereunder.


9.       Limitations on Subsequent Registration Rights.

         Except in the case of an "Approved Transaction" as defined in Section 8 of the Company's Certificate of Designation establishing the Preferred Stock, the Company shall not grant to any holder of securities of the Company any registration rights which have a priority greater than or equal to those granted to Holders of Registrable Securities pursuant to Section 2 without the prior written consent of the Holders of at least a majority of the aggregate outstanding Registrable Securities, voting as a single group.

10.      No Preferred Stock Registration Rights.

         Nothing in this Agreement shall be construed to impose on the Company any obligations or duties as to the registration of the Preferred Stock; provided that holders of Preferred Stock shall be entitled to initiate or participate in a registration pursuant to Section 2 with respect to shares of Common Stock issuable upon conversion of shares of Preferred Stock, which shares of Preferred Stock shall be converted into Common Stock on or before the date the Registration Statement is declared effective by the SEC.

11.      Lock-Up Agreement.

         Holder hereby agrees, so long as such Holder holds at least five percent (5%) of the Company's outstanding voting equity securities, that it shall not, to the extent requested by the managing underwriter of securities of the Company, sell or otherwise transfer or dispose of any Registrable Securities or other shares of stock of the Company then owned by such Holder (other than to donees, members or partners of the Holder who agree to be similarly bound) for up to 90 days following the date of the final prospectus in connection with any registration statement of the Company filed under the Securities Act; provided, however, that such agreement shall be applicable only to the registration statements of the Company that cover securities to be sold on the Company's behalf to the public in an underwritten offering but not to Registrable Securities sold pursuant to such registration statement; provided, further, that each officer and director who own equity securities of the Company also agrees to such restrictions. In addition, Holder agrees to execute an agreement, in the lead underwriter's standard form, reflecting the foregoing at the time of the underwritten offering. The provisions of this Section shall be binding upon any transferee or assignee of any Registrable Securities, whether or not such persons are entitled to registration rights pursuant to this Agreement.

12.      Rule 144 Reporting Obligations.

         With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, after such time as a public market exists for the Common Stock of the Company, the Company agrees to:

                  (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

                  (b) Use its best efforts to file with the Commission in a timely manner, taking into account any permitted extensions of filing deadlines, all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

                  (c) So long as Holder owns any Registrable Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time after 90 days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to the reporting requirements of the Exchange Act), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing Holder to sell any such securities without registration (at any time after the Company has become subject to the reporting requirements of the Exchange Act).

13.      Legends.

         Holder   understands  that  the  share   certificates   evidencing  any
Registrable Securities shall be endorsed with the following legends (in addition to any legends required under applicable state securities laws):

                  (a) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED."

                  (b) "THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF AN INVESTOR RIGHTS AGREEMENT AND A STOCKHOLDER AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER OR HIS PREDECESSOR IN INTEREST. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY."

                  (c) Any legend required to be placed thereon by any other applicable state securities laws and any other agreement between the parties hereto.

14.      Specific Performance.

         The parties agree that irreparable damage will result in the event that the obligations of the Company under this Agreement are not specifically enforced, and that any damages available at law for a breach of any such obligations would be inadequate. Therefore, the Holders of the Registrable Securities shall have the right to specific performance by the Company of the provisions of this Agreement, and appropriate injunctive relief may be applied for and granted in connection therewith. The Company hereby irrevocably waives, to the extent that it may do so under applicable law, any defense based on the adequacy of a remedy at law which may be asserted as a bar to the remedy of specific performance in any action brought against the Company for specific performance of this Agreement by the Holders of Registrable Securities. Such remedies and all other remedies provided for in this Agreement shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which may be available under this Agreement.

15.      Termination of Obligations.

         The right of Holder to request registration or inclusion in any registration pursuant to Section 2 hereof shall terminate on the earlier of (i) the date on which the Holders, collectively, cease to own Registrable Securities representing at least one percent (1%) of the outstanding Common Stock and (ii) seven years from the date of this Agreement. Notwithstanding the foregoing, the rights, duties and obligations of the Company and the Holders under Section 6 shall survive the termination of this Agreement.

16.      Assignability.

         This Agreement shall be binding upon and inure to the benefit of the respective heirs, successors and assigns of the parties hereto.

17.      Changes in Capital Stock.

         If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the shares as so changed.

18.      Governing Law.

         This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to the conflict of laws provisions thereof.

19.      Amendment.

         Any modification, amendment or waiver of this Agreement or any provision hereof shall be in writing executed by the Holders of a majority of the then outstanding Registrable Securities and the Company. The Company shall provide prompt notice of any such modification, amendment or waiver to all Holders of the then outstanding Registrable Securities. Any amendment effected in accordance with this Section 19 shall be binding upon the Company, the Bank, and each other Holder of Registrable Securities.

20.      Severability.

         In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

21.      Successors and Assigns.

         This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of the Bank, including, without limitation and without the need for an express assignment, subsequent Holders. If any transferee of Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities, such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such Person shall be entitled to receive the benefits hereof.

22.      Notices.

         Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective on (i) the date of delivery by facsimile, or (ii) the business day after deposit with a nationally-recognized courier or overnight service, including Express Mail, for United States deliveries or (iii) five (5) business days after deposit in the

United States mail by registered or certified mail for United States deliveries. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth below such party's signature on this Agreement or at such other address as such party may designate by five (5) days advance written notice to the other parties hereto. All notices for delivery outside the United States will be sent by facsimile, or by nationally recognized courier or overnight service. Any notice given hereunder to more than one person will be deemed to have been given, for purposes of counting time periods hereunder, on the date given to the last party required to be given such notice. Notices to the Company will be marked to the attention of the Chief Financial Officer.

23.      Attorneys' Fees.

         If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

24.      Entire Agreement.

         This Agreement and the other writings referred to herein contain the entire understandings among the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings among the parties with respect to its subject matter.

25.      Headings.

         The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

26.      Counterparts.

         This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

27.      Further Assurances.

         From and after the date of this Agreement, upon the request of a party, the other parties shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.


                  [Remainder of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, the undersigned Holder and the Company have executed this Agreement on the day and year first above written.


                   COMPANY:         COMDIAL CORPORATION


                                    By:   /s/
                                       --------------------------------------
                                    Name:
                                         ------------------------------------
                                    Title:
                                          -----------------------------------



                   HOLDER:          BANK OF AMERICA, N.A.


                                    By:   /s/
                                       --------------------------------------
                                    Name:
                                         ------------------------------------
                                    Title:
                                           ----------------------------------


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